UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

ULTRAPETROL (BAHAMAS) LIMITED
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

P94398107
(CUSIP Number)

  Sparrow Capital Investments Ltd.
c/o Southern Cross Group
Dr. Luis Bonavita 1294
Innovation Center, Suite 102
 Montevideo CP 11,300 Uruguay
Attention: Gonzalo Alende Serra
 Tel: (598) 2626-2310

Copy to:
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Attention:  Morton E. Grosz
Tel.:  (212) 408-5592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sparrow Capital Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sparrow CI Sub Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Triton Shipping Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Quattro Shipping Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern Cross Latin America Private Equity Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern Cross Capital Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SC GP Company III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern Cross Latin America Private Equity Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern Cross Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SC GP Company IV Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

This Amendment No. 8 to Schedule 13D ("Amendment No. 8") relates to the Common Stock, par value $0.01 per share, of Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the "Issuer"), which has its principal executive office at Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas, P.O. Box SS-19084.  This Amendment No. 8 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 20, 2012, Amendment No. 1 thereto filed on June 14, 2013, Amendment No. 2 thereto filed on February 24, 2014, Amendment No. 3 thereto filed on July 15, 2014, Amendment No. 4 thereto filed on September 8, 2014, Amendment No. 5 thereto filed on November 18, 2016, Amendment No. 6 thereto filed on November 29, 2016 and Amendment No. 7 thereto filed on January 25, 2017 (together, the "Schedule 13D").  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  Only those items amended are reported herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION
The aggregate purchase price for the acquisition of the Issuer's river business by Sparrow River Investments Ltd., a subsidiary of Sparrow ("Sparrow River"), was $73,000,000 and the aggregate purchase price for the acquisition of the Issuer's offshore business by Sparrow Offshore Capital Ltd., a subsidiary of Sparrow ("Sparrow Offshore Capital"), was $2,500,000, subject to existing debt, which remained with the offshore business with modified terms and conditions.
These funds were provided from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including through capital contributions and a loan made by Reporting Persons, their partners or shareholders.

ITEM 4. PURPOSE OF TRANSACTION
The transactions contemplated by the Investment Agreement (as described in Amendment No. 6 to the Schedule 13D) closed on March 31, 2017 (the "Investment Closing Date").   On the Investment Closing Date, the Issuer's river business subsidiaries were purchased by Sparrow River and the Issuer's offshore business subsidiaries were purchased by Sparrow Offshore Capital.
The proceeds of the sale of the river business, together with the net proceeds from the sale of the Issuer's ocean business and funds held in a debt service reserve account pledged to The International Finance Corporation ("IFC") and the OPEC Fund for International Development ("OFID"), were used to retire the Issuer's 8.875% First Preferred Ship Mortgage Notes due 2021 and to purchase the outstanding credit facilities with IFC and OFID in full satisfaction of their debt on the effective date of the Plan (as described in Amendment No. 5 to the Schedule 13D) in accordance with the Restructuring Support Agreements (as described in Amendments No. 5, No. 6 and No. 7 to the Schedule 13D) and the Plan.
The secured lenders to the offshore business received the proceeds from the sale of the offshore business as well as $7,500,000 held in accounts of the offshore business subsidiaries as a prepayment of the principal outstanding under certain loans of the offshore business subsidiaries.  Other than the principal reduction through this repayment, the principal amounts outstanding under such loans were unaffected.
The Issuer's existing shareholders retained their shares in the Issuer; however, after giving effect to the Plan and following the consummation of the transactions contemplated by the Investment Agreement, the Issuer no longer owns any operating businesses.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2017

SPARROW CAPITAL INVESTMENTS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SPARROW CI SUB LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

TRITON SHIPPING LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

QUATTRO SHIPPING HOLDINGS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P.
By: Southern Cross Capital Partners III, L.P., its general partner
By: SC GP Company III, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS III, L.P.
By: SC GP Company III, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SC GP COMPANY III

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P.
By: Southern Cross Capital Partners IV, L.P., its general partner
By: SC GP Company IV Limited, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS IV, L.P.
By: SC GP Company IV Limited, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SC GP COMPANY IV LIMITED

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director